Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of	% of Ownership
	Incorporation
CAI Investment, Inc.	United States	100%

Beijing Agritech Fertilizer Ltd.	PRC	100%

Anhui Agritech Development Co. Ltd.	PRC	100%

China Tailong Holdings Company Limited	Hong Kong	100%

Pacific Dragon Fertilizers Co. Ltd.	PRC	90%